UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

New Generation Biofuels Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
644461105
(CUSIP Number)
Mr. Abraham Jacobi
2020 Energy, LLC
2600 N. Central Avenue
Phoenix, Arizona 85004
Telephone (718) 707-9300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	644461105

1	NAMES OF REPORTING PERSONS 2020 Energy, LLC 26-4479936

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arizona

	7	SOLE VOTING POWER

NUMBER OF		9,501,300

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,501,300

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,501,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 35,773,286 shares outstanding at May 14, 2010, as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed on May 17, 2010.

CUSIP No.	644461105

1	NAMES OF REPORTING PERSONS Abraham Jacobi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		9,611,810

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,611,810

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,611,810

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Based on 35,773,286 shares outstanding at May 14, 2010, as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed on May 17, 2010

2020 Energy, LLC (“2020 Energy”) and Abraham Jacobi (“Jacobi”) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2009, as amended by Amendment No. 1 filed with the SEC on April 3, 2009 (the “Schedule”).
This Schedule relates to the common stock, par value $0.001 per share (the “Common Stock”), of New Generation Biofuels Holdings, Inc., a Florida corporation formerly named H2Diesel Holdings, Inc. (the “Company”).
“Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule is hereby amended by inserting the following text as the last two full paragraphs thereof:
“On June 29, 2009, the Company issued 2020 Energy a warrant to purchase 200,000 shares of Common Stock as consideration for the waiver by 2020 Energy of certain anti-dilution protection previously granted in the 2020 Warrant (as defined below) (the “Additional 2020 Warrant”). The June 2009 Warrant is exercisable at a purchase price of $.90 per share, subject to adjustment in accordance with the terms of the Additional 2020 Warrant.
On September 30, 2009, the Warrant to Purchase Common Stock, dated March 30, 2009, issued by the Company to 2020 Energy in the private placement discussed above (the “2020 Warrant”) became exercisable. Accordingly, 2020 Energy may purchase up to 2,000,000 shares of Common Stock pursuant to the 2020 Warrant at a purchase price of $.90 per share, subject to adjustment in accordance with the terms of the 2020 Warrant.
On May 9, 2010, (i) the shares of Preferred Stock owned by Jacobi were automatically converted, in accordance with the terms of the Series A Stock, into 62,500 shares of Common Stock and (ii) 659 shares of Common Stock were issued to Jacobi as dividends on the Preferred Stock. An aggregate of 16,760 shares of Common Stock were issued to Jacobi as dividends on the Series A Stock from May 9, 2007 through May 9, 2010.
The foregoing descriptions of the 2020 Warrant and the Additional 2020 Warrant are qualified in their entirety by reference to the full text of such documents, which documents are exhibits to this Schedule.”
“Item 5. Interest in Securities of the Issuer.
Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“(a) 2020 Energy beneficially owns (as defined by Rule 13d-3 under the Act) 9,501,300 shares, or 25% of the shares, of Common Stock outstanding as of May 14, 2010. Jacobi beneficially owns (as defined by Rule 13d-3 under the Act) 9,611,810 shares, or 25.3% of the shares, of Common Stock outstanding as of May 14, 2010. Of such shares, (i) 31,250 shares are issuable upon the exercise of the Warrant, (ii) 2,000,000 shares are issuable pursuant to the 2020 Warrant and (iii) 200,000 shares are issuable pursuant to the Additional 2020 Warrant. By virtue of his ownership of 2020 Energy, Jacobi is deemed to beneficially own the shares of Common Stock owned by and issuable to 2020 Energy.”

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“(b) 2020 Energy has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 9,501,300 shares of Common Stock. Jacobi, directly and by virtue of his ownership of 2020 Energy, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 9,611,810 shares of Common Stock.”
Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“(c) Except for the (i) 1,521 shares of Common Stock issued as dividends on the Preferred Stock on March 31, 2010, (ii) 659 shares of Common Stock issued as dividends on the Preferred Stock on May 9, 2010 and (iii) 62,500 shares of Common Stock issued upon conversion of the Preferred Stock, neither 2020 Energy nor Jacobi effected any transaction in the Common Stock during the past sixty days.”
“Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“The information set forth under Item 3 of this Statement is incorporated herein by reference.
On April 30, 2010, the Company completed a private placement of 90-day secured convertible notes and warrants (the “Company Offering”). At the request of the Company, 2020 Energy entered into the Pledge Agreement, dated as of April 30, 2010, with David L. Frydrych and Porter Partners, L.P. (the “Pledge Agreement”). Pursuant to the Pledge Agreement, 2020 Energy pledged an aggregate of 1,230,000 shares of Common Stock to secure payment of the notes issued in the Company Offering (the “Notes”). 2020 Energy retains the right to vote the pledged shares so long as no event of default under the Notes shall have occurred and be continuing,
As consideration for entering into the Pledge Agreement, the Company and 2020 Energy entered into a Reimbursement Agreement, dated as of April 30, 2010 (the “Reimbursement Agreement”). The Reimbursement Agreement provides that after (i) the occurrence of an event of default on the Notes that remains uncured by the Company beyond any cure period provided in the Notes and (ii) a transfer of the pledged shares to the secured parties pursuant to the Pledge Agreement, the Company will reimburse 2020 Energy for the pledged shares by issuing to 2020 Energy a number of shares of Common Stock equal to the number of pledged shares so transferred.
Other than the Warrant, the 2020 Warrant, the Additional 2020 Warrant, the Pledge Agreement and the Reimbursement Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between 2020 Energy and/or Jacobi and any other person with respect to any securities of the Company.

The foregoing descriptions of the Pledge Agreement and the Reimbursement Agreement are qualified in their entirety by reference to the full text of such documents, which documents are exhibits to this Schedule.”
“Item 7. Material To Be Filed As Exhibits.
Item 7 of the Schedule is hereby amending by inserting the following text thereto:

“Exhibit 4	New Generation Biofuels Holdings, Inc. Warrant to Purchase Common Stock, dated March 30, 2009.

Exhibit 5	New Generation Biofuels Holdings, Inc. Warrant to Purchase Common Stock, dated June 29, 2009.

Exhibit 6	Warrant Waiver Agreement, dated as of June 29, 2009, by and among New Generation Biofuels Holdings, Inc. and 2020 Energy, LLC.

Exhibit 7	Pledge Agreement, dated as of April 30, 2010, by and among 2020 Energy, LLC, David L. Frydrych and Porter Partners, L.P.

Exhibit 8	Reimbursement Agreement, dated as of April 30, 2010, by New Generation Biofuels Holdings, Inc. in favor of 2020 Energy LLC.”

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 8, 2010

2020 ENERGY, LLC
By:	/s/ Abraham Jacobi
Abraham Jacobi
Manager

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 8, 2010

/s/ Abraham Jacobi
Abraham Jacobi

EXHIBIT INDEX

Exhibit 4	New Generation Biofuels Holdings, Inc. Warrant to Purchase Common Stock, dated March 30, 2009.

Exhibit 5	New Generation Biofuels Holdings, Inc. Warrant to Purchase Common Stock, dated June 29, 2009.

Exhibit 6	Warrant Waiver Agreement, dated as of June 29, 2009, by and among New Generation Biofuels Holdings, Inc. and 2020 Energy, LLC.

Exhibit 7	Pledge Agreement, dated as of April 30, 2010, by and among 2020 Energy, LLC, David L. Frydrych and Porter Partners, L.P.

Exhibit 8	Reimbursement Agreement, dated as of April 30, 2010, by New Generation Biofuels Holdings, Inc. in favor of 2020 Energy LLC.